Exhibit 99.13

T u r n b e r r y  P r o j e c t s

( P t y )  L t d

Registration No. 1993/003160/07

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2014 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

Each of the undersigned hereby consents to the references to, and the information derived from, the report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated November 20, 2009 with an effective date of October 8, 2009 and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A.

Turnberry Projects (Pty) Ltd.

By:	/s/ Gordon I. Cunningham
Name: Gordon Cunningham
Title: Managing Director/Senior Engineer
Date: November 25, 2014

/s/ Gordon I. Cunningham
Gordon I. Cunningham
Date: November 25, 2014

/s/ Timothy Spindler
Timothy Spindler
Date: November 25, 2014

No.8, Sixth Avenue, Melville, Johannesburg, South Africa.       Email: turnberry@iafrica.com

PO Box 2199, Rivonia, 2128, South Africa      Tel: +27 (0)11 726 1590      Fax: +27 (0)86 607 5125        Cell: +27 (0)83 263 9438

Director: G.I.Cunningham